Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

March 4, 2014	Robert W. Sweet, Jr. 617 832 1160 direct rws@foleyhoag.com

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:	Applied Genetic Technologies Corporation Registration Statement on Form S-1 Filed January 10, 2014 File No. 333-193309

Dear Mr. Riedler:

On behalf of Applied Genetic Technologies Corporation (“AGTC”), please find transmitted herewith for filing AGTC’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2014 (File No. 333-193309) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of Amendment No. 1 are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by Amendment No. 1.

Amendment No. 1 is being filed principally to:

•	include financial information for AGTC as of December 31, 2013 and for the three and six months then ending;

Mr. Jeffrey P. Riedler

March 4, 2014

•	reflect a 1-for-35 reverse split with respect to AGTC’s common stock, which became effective on March 4, 2014; and

•	substitute BMO Capital Markets for Barclays’ Capital, Inc. as lead bookrunner and promote Wedbush PacGrow Lifesciences to joint bookrunner for the offering to which the Registration Statement relates.

AGTC has separately made a confidential pricing submission, by letter dated March 3, 2014, that includes proposed disclosure in response to the Staff’s outstanding comment relating to stock-based compensation.

As discussed today with Christina DeRosa of the Staff, it is AGTC’s hope to be in a position to finalize that disclosure and include it, along with a bona fide estimate of the initial public offering price range, in an Amendment No. 2 to the Registration Statement to be filed by the end of this week, with a view to commencing the road show early next week. Any assistance the Staff can provide in accommodating this schedule will be most appreciated.

If you have any questions regarding this filing or these supplemental responses, please do not hesitate to contact me at (617) 832-1160.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

RWS:

cc:	Susan B. Washer

Peter Handrinos, Esq.